March 29, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Kathryn Jacobson and Robert Littlepage

Re:	Glimpse Group, Inc.
Form 10-K for the Year ended June 30, 2021
Filed September 28, 2021
Form 10-Q for the Quarter Ended December 31, 2021
Filed February 14, 2022
File No. 001-40556

Dear Kathryn Jacobson and Robert Littlepage:

Please find below responses to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 24, 2022, relating to the Form 10-K filed September 28, 2021 and the Form 10-Q filed February 14, 2022, by The Glimpse Group, Inc. (the “Company” or “Glimpse Group”).

The Company’s responses to the Staff’s comments are below. For your convenience, the Staff’s comments contained in the comment letter have been restated.

Form 10-Q for the Quarter Ended December 31, 2021

Note 3 - Summary of Significant Accounting Policies Revenue Recognition, page 12

1.	Tell us how you considered ASC 606-10-55-56(b) in assessing whether your revenue arrangement includes a software license and SaaS, and whether they are distinct from each other or could be accounted for as a combined item based on their functionality and the degree to which they affect each other. Refer to ASC 606-10-55-56(b).

Response:

Our software license agreements and SaaS components are similar in their underlying functionality - the main difference between the two is that the software license is installed on the customer’s IT infrastructure while the SaaS is hosted by Glimpse on its IT infrastructure for a defined period of time. However, of the total “Software license/Software as a service” revenue for the six months ended 12/31/21, revenue generated specifically from SaaS contracts accounted for less than 1% and are not material currently.

2.	Additionally, tell us whether the nature of the SaaS arrangement is a) a promise to provide access to the SaaS or b) a promise to provide a specified amount of services and in either case, why revenue recognition at a point in time (absent contractually stated ongoing service obligations) would be appropriate. Refer to your basis in the accounting literature.

Response:

The nature of the SaaS contracts is a promise to provide access to our SaaS solutions on a hosted basis. In general, our SaaS revenue and hosting contracts are considered one distinct performance obligation and therefore revenue is not bifurcated between each component. In accordance with GAAP, we recognize SaaS revenue over the life of the contract. To date, our SaaS revenues have been di minimis.

Note 11 - Subsequent Events, page 21

3.	We note that you entered into a Membership Interest Sale Agreement (the “S5D Agreement”) to purchase all of the membership interests of Sector 5 Digital, LLC (“S5D”) in December 2021 and closed the transaction in February 2022. Based on your assessment of the significance of this acquisition, tell us how you considered amending the Form 8-K filed December 2, 2021 to provide S5D’s audited financial statements and pro forma financial information pursuant to Rule 8-04 and Article 11 of Regulation S-X.

Response:

On December 2, 2021, Glimpse Group entered into a Definitive Agreement to purchase S5D. However, the Definitive Agreement required various conditions to be satisfied prior to closing the acquisition. The S5D acquisition closed on February 1, 2022. As a result of the acquisition and our assessment of its significance, we engaged our auditor to conduct a two-year audit of S5D’s financials and expect to file those financials, along with pro forma combined financials, as exhibits to an 8-K amendment. We anticipate filing such 8-K amendment on or around April 15, 2022, which is within 75 days of the February 1, 2022 closing.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 27

4.	We note your adjustment for public company expenses in the reconciliation of net loss to Adjusted EBITDA (loss) for the three and six months ended December 31, 2021 and 2020. Please clarify whether this adjustment covers transaction expenses related to your initial public offering.

If not, to the extent that public company expenses reflect “additional headcount to build infrastructure and support the operations of a public company (i.e., public company directors & officers liability insurance, investor relation and public listing fees, additional legal and accounting fees, and additional independent board members)” as described under the General and Administrative section, please remove the related adjustment. An adjustment for these expenses, which relate to normal recurring transactions of a public company, results in a tailored recognition and measurement method for a financial statement line item (general and administrative expenses). Refer to Q&A 100.04 of the C&DI on Non-GAAP Financial Measures.

Response:

The adjustment for public company expenses for the six months ended December 31, 2021 does not include transactional costs related to our IPO on July 1, 2021. The transactional IPO costs were treated as syndication costs and reduced our proceeds from the public offering.

The adjustment for public company expenses for the six months ended December 30, 2020 does not include transaction expenses related to our IPO on July 1, 2021, as we did not commence the IPO process at that time.

This number specified in adjustment for public company expense is accounted for fully and correctly in our GAAP financial statements. In the future, we will record this number pursuant to the referenced C&DI guidance, including in our upcoming Form 10-Q filing for the nine months ending March 31, 2022, which is to be filed by May 16, 2022.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Darrin M. Ocasio of Sichenzia Ross Ference LLP, at (212) 930-9700.

Sincerely,

Maydan Rothblum
Chief Financial Officer & Chief Operating Officer